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Milan

Re:	The Wet Seal, Inc.

Amended Preliminary Consent Revocation Statement on Schedule 14A

Filed September 6, 2012

File No. 001-35634

Dear Mr. Hindin:

On behalf of our client, The Wet Seal, Inc. (the “Company” or “Wet Seal”), we are writing to respond to the comment letter provided on September 12, 2012 by the Staff of the Office of Mergers and Acquisitions as reflected in this letter and the Amended Preliminary Consent Revocation Statement that Wet Seal filed today.

For ease of reference, our responses are set forth below each comment.

Cover letter

1. We note the disclosure that “the Clinton Group is asking you to turn over control of the Company without providing you a control premium or a clear and concrete path...” as well as the disclosure on page 1 of the consent revocation statement that “the Clinton Group is attempting to seize control of your Board and the Company...” Given that Clinton has proposed for election five nominees, each of whom is independent of and unaffiliated with Clinton, please revise the disclosure throughout the consent revocation statement to remove any suggestion that the Clinton will be obtaining control of the Board or the Company in the event that its consent solicitation is successful. While the Clinton Group Nominees will constitute five of the six directorships on the board, Clinton will not be in a position to control the Company given the independent status of the Clinton Group Nominees.

As requested, we have modified the disclosure to remove statements to the effect that control of the Company is being obtained by the Clinton Group. We supplementally note for the

Securities and Exchange Commission

September 14, 2012

Staff that in the Clinton Group’s most recent public letter to the Company, dated September 13, 2012, the Clinton Group has stated that “[w]hile we are soliciting support for our proposals, our nominees have already begun to function as a group.” (emphasis added). The Company believes this statement validates its opinion that, if the pending solicitation is successful, control of the Company will shift to a new group of five directors (which will constitute five-sixths of the board).

Wet Seal’s Board and Management Team…, page 5

2. We note the disclosure in the second paragraph on page 5 that the Company has “has an experienced management team... [that] is essentially the same team that implemented a ‘fast fashion’ merchandising strategy which helped deliver in excess of 6% comparable store sales growth during the first seven months of fiscal 2011.” Please clarify what individuals on the Company’s current management team implemented the “fast fashion” merchandising strategy during the period in question and tell us in your response letter what members of that team are no longer part of the current management team.

The disclosure has been clarified to make reference to the current “merchandising and marketing” team to more closely tailor the language to the point the Company intended to project.

The individuals that the statement is focused on include the Company’s President and COO (who arrived in March 2011) as well as the key line merchandising and marketing executives, including the two VP, Divisional Merchandising Managers of the Wet Seal division (both employed since 2009), as well as the Marketing Brand Director and Marketing Creative Director, respectively, of the Wet Seal division (both employed since 2007).

3. We note the statement in the third paragraph on page 5 that “[w]e are committed to a relatively short timeline to realize the benefits of our ‘fast fashion’ merchandising strategy.” Please revise to quantify, approximately, the “short timeline” and describe the benefits of such strategy.

The disclosure has been modified as requested.

4. We note the statement in the third paragraph on page 5 that “the Clinton Group’s recommendations are premature and designed to serve the Clinton Group’s own short-term interests rather than returning the Company to profitability, which would benefit all stockholders” (emphasis added). Such statement appears to impugn the character and integrity of the Clinton Group, as it suggests that the Clinton Group’s recommendations would only benefit the Clinton Group and not all stockholders equally. Please do not use these or similar statements in the Company’s soliciting materials without providing a proper factual foundation for the statements. In addition, as to matters for which the Company does have a proper factual foundation, please avoid making statements about those matters that go beyond the scope of what is reasonably supported by the factual foundation. Please note that characterizing a statement as one’s opinion or belief does not eliminate the need to provide a proper factual foundation for the statement; there must be a reasonable basis for each opinion or belief that the filing persons express. Please refer to Note (b) to Rule 14a-9.

Securities and Exchange Commission

September 14, 2012

The Company respectfully advises the Staff that its statement that the Clinton Group is focused on their own short-term interests is supported by the Clinton Group’s well documented history of short-term activism. The 13D Monitor has reviewed and reported on the Clinton Group’s average holding period for consumer services companies in which they have filed a 13D by comparing their 13D filing data to their exit date. The 13D Monitor notes that the Clinton Group has “a history of short term activism and trading in and out of positions while having a live 13D. Their average 13D holding period for Consumer Services companies is just over five months, never holding one of such positions for even a year.” For your convenience, attached please find a copy of the 13D Monitor. The Company has revised its disclosure to note that it is the Company’s opinion that the Clinton Group’s recommendations are designed to serve the Clinton Group’s own short-term interests rather than returning the Company to profitability, which would benefit all stockholders.

The Clinton Group’s Consent Solicitation Statement Contains a Number of…, page 5

5. Refer to the last bullet point in this section, located on page 6. It is unclear how this statement is an inconsistency, omission or inaccuracy on the part of the Clinton Group. Please revise.

The noted disclosure has been moved from this section and placed in the following section.

6. Refer to the last two bullet points on page 5 and the first bullet point on page 6. Please advise if the Clinton Group specifically suggested that the Company take such actions. If the Clinton Group did not, please revise.

The noted disclosure has been modified to clarify that the Clinton Group either suggested such actions or complimented the Company for taking them.

Regarding the last bullet on page 5, the Company supplementally notes for the Staff the statement made in the July 23, 2012 letter from Clinton to the Wet Seal board: “The action you took over the weekend in terminating the employment of Ms. McGalla, the Company’s (now former) Chief Executive Officer, is a good first step in creating value for shareholders.” The same letter further stated, “In our June letter, and in our discussions since then, we have noted that Ms. McGalla’s record of underperformance was stark and unacceptable to us and other shareholders.” 1

Regarding the first bullet on page 6, the Company supplementally notes for the Staff the statements made in the June 15, 2012 letter from Clinton to the Wet Seal board which repeatedly uses terms such as “significant sales weakness” and “further merchandising mistakes” with regard to the tenure of Ms. McGalla and the strategy implemented by her and seeks a meeting to discuss, among other things, “the Company’s strategic direction.” 2

[1]	This letter is posted on Wet Seal’s website as referenced in the Form 8-K filed by it on July 30, 2012.
[2]	This letter is posted on Wet Seal’s website as referenced in the Form 8-K filed by it on July 30, 2012

Securities and Exchange Commission

September 14, 2012

As modified, the Company believes its disclosure is accurate based on the foregoing written statements in addition to the oral statements made to Company representatives by employees of Clinton in the multiple conferences referenced under the caption “Background.”

Consent Revocation Card

7. Please revise to state that the form of consent revocation card is a “preliminary copy.” Refer to Rule 14a-6(e)(1).

The label “preliminary copy” has been provided as requested.

* * * * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States

If you have any questions regarding this letter, please call me at (650) 463-2643 or Parul Mehta at (212) 906-1609.

Very truly yours,

/s/ Anthony J. Richmond

Anthony J. Richmond

of LATHAM & WATKINS LLP

cc:	James Gorton

Parul Mehta

David Zaheer

The Wet Seal, Inc.

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